

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 4561

November 1, 2007

David Devault
Executive Vice President, Secretary, Treasurer and
Chief Financial Officer
Washington Trust Bancorp, Inc.
23 Broad Street
Westerly, Rhode Island  02891

> **Re:     Washington Trust Bancorp, Inc.**
> **Item 4.02 Form 8-K Filed October 30, 2007**
> **File No.  0-13091**

Dear Mr. Devault:

We have reviewed your 8-K with respect to the expected restatement of your interim financial statements for the period ended June 30, 2007 for errors related to sales of held-to-maturity investment securities and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

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We note your Form 8-K filed on October 30, 2007 in which you disclose that you will restate your interim financial statements for the period ended June 30, 2007 for errors related to sales of $61.9 million of held-to-maturity investment securities conducted on April 13, 2007.  We also note your Form 10-Q filed on May 9, 2007 in which you disclose that you have the intent and ability to hold held-to-maturity securities with unrealized losses to full recovery of the cost basis.  We have the following comments:

1.      Please provide us a timeline of the facts and circumstances related to your decision to sell these held-to-maturity securities.  Include all important meetings and explain the actions taken during the decision making process.  Provide us the applicable presentations and minutes of all applicable board of directors meetings, asset and liability committee meetings and any other pertinent meetings in which the decision to sell the securities was discussed.

2.      Please tell us in detail how you considered whether you were required to record an other than temporary impairment charge related to held-to-maturity securities in an unrealized loss position as of March 31, 2007.  Specifically tell us the basis for your conclusion that you had the intent and ability to hold these securities to full recovery of the cost basis.

3.      Please tell us in detail how you considered whether you were required to reclassify the entire held-to-maturity portfolio to available-for-sale as of March 31, 2007.  Specifically tell us the basis for your conclusion that the held-to-maturity portfolio was not tainted as of March 31, 2007.

4.      Please tell us why you did not disclose any information regarding the sale of your held-to-maturity securities in your Form 10-Q filed May 9, 2007.

5.      Please tell us why you did not disclose any information regarding the early adoption of SFAS No. 159  in your Form 10-Q's filed on May 9, 2007 and August 8, 2007.

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        Please send us your response to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,


Sharon Blume
Reviewing Accountant